Filed Pursuant to Rule 424(b)(2)
Registration No. 333-109028
PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 9, 2006)
$4,000,000,000
Verizon Communications Inc.
$500,000,000 5.35% Notes due 2011
$1,250,000,000 5.55% Notes due 2016
$500,000,000 5.85% Notes due 2035
$1,750,000,000 Floating Rate Notes due 2007

        We are offering $500,000,000 of our notes due 2011, $1,250,000,000 of our notes due 2016, $500,000,000 of our notes due 2035 and $1,750,000,000 of our floating rate notes due 2007. The notes due 2011 will bear interest at the rate of 5.35% per year, the notes due 2016 will bear interest at the rate of 5.55% per year, the notes due 2035 will bear interest at the rate of 5.85% per year and the floating rate notes due 2007 will bear interest at a rate equal to three-month LIBOR plus 0.130% and will be reset quarterly. Interest on the notes due 2011 and the notes due 2016 is payable on February 15 and August 15 of each year, beginning on August 15, 2006. Interest on the notes due 2035 is payable on March 15 and September 15 of each year, beginning on March 15, 2006. Interest on the floating rate notes due 2007 will be payable quarterly on February 15, May 15, August 15 and November 15, beginning on May 15, 2006. The notes due 2011 will mature on February 15, 2011, the notes due 2016 will mature on February 15, 2016, the notes due 2035 will mature on September 15, 2035 and the floating rate notes due 2007 will mature on August 15, 2007. We may redeem the notes due 2011, the notes due 2016 and the notes due 2035, in whole or in part, at any time prior to maturity at redemption prices to be determined using the procedure described in this prospectus supplement. We may redeem the floating rate notes due 2007, in whole or in part, at any time on or after August 15, 2006 at a redemption price equal to 100% of the principal amount being redeemed plus accrued interest.
        The notes due 2035 described in this prospectus supplement constitute a further issuance of, and will be consolidated, fungible and form a single series with, our outstanding $1,000,000,000 of notes due 2035. The notes due 2035 were originally issued by Verizon Global Funding Corp. on September 13, 2005 and became obligations of and by us as a result of the merger of Verizon Global Funding Corp. into us on February 1, 2006. Following this offering, the total outstanding amount of the notes due 2035 will be $1,500,000,000.
        The notes will be our senior obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

										Per Floating
	Per Note			Per Note			Per Note			Rate Note
	due 2011	Total		due 2016	Total		due 2035	Total		due 2007	Total

Public Offering Price(1)	99.779%	$498,895,000	(2)	99.199%	$1,239,987,500	(2)	93.535%	$467,675,000	(3)	100.00%	$1,750,000,000	(2)
Underwriting Discount	0.350%	$1,750,000		0.450%	$5,625,000		0.875%	$4,375,000		0.150%	$2,625,000
Proceeds to Verizon Communications Inc. (before expenses)(1)	99.429%	$497,145,000	(2)	98.749%	$1,234,362,500	(2)	92.660%	$463,300,000	(3)	99.850%	$1,747,375,000	(2)

(1)	Before reimbursement of expenses which the underwriters have agreed to make to us. See “UNDERWRITING.”
(2)	Plus accrued interest, if any, from February 15, 2006 to date of delivery.
(3)	Plus accrued interest from September 13, 2005 to date of delivery.

        The underwriters are severally underwriting the notes being offered. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme or the Euroclear System against payment in New York, New York on or about February 15, 2006.

Joint Book-Running Managers
for Notes due 2011, Notes due 2016 and Notes due 2035

Morgan Stanley & Co. Incorporated	Banc of America Securities LLC	Goldman, Sachs & Co.
Joint Book-Running Managers
for Floating Rate Notes due 2007

Morgan Stanley & Co. Incorporated	HSBC Securities (USA) Inc.	Merrill Lynch & Co.
Senior Co-Managers
Lehman Brothers

Mitsubishi UFJ Securities

Wachovia Capital Markets, LLC

Credit Suisse

UBS Investment Bank

RBC Dain Rauscher Inc.

RBS Greenwich Capital
Co-Managers

The Williams Group, L.P.	Blaylock & Company Inc.	Ramirez & Company, Inc.
February 9, 2006

Prospectus Supplement

About this Prospectus Supplement	S-2
Recent Developments	S-2
Use of Proceeds	S-3
Description of the Notes	S-3
Certain United States Federal Income Tax Considerations	S-6
Underwriting	S-9
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
You should read this prospectus supplement along with the prospectus that follows carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the specific notes being offered and the prospectus contains information about our debt securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. The information in this prospectus supplement is accurate as of February 9, 2006. We have not authorized anyone else to provide you with different information.
RECENT DEVELOPMENTS
Fourth Quarter Results (Unaudited)
On January 26, 2006, we announced our fourth quarter 2005 financial results. For the fourth quarter 2005, we reported earnings of $1.7 billion, or 59 cents per diluted share, compared with $3.0 billion, or $1.08 per share, in the fourth quarter 2004. Reported earnings in the fourth quarter 2005 include non-recurring net expenses for previously announced changes to management retirement benefit plans, as well as severance and relocation costs. The fourth quarter 2004 principally included non-recurring gains from sales of non-strategic assets and tax benefits. For the year, we reported earnings of $7.4 billion, or $2.65 per share, in 2005, compared with $7.8 billion, or $2.79 per share, in 2004.
During the quarter, consolidated operating revenues of $19.3 billion rose 5.8% from $18.3 billion in the fourth quarter 2004. Our growth businesses — wireless, broadband, data and long-distance services — contributed 59.6% to fourth-quarter 2005 revenues, compared with a 54.9% contribution to fourth-quarter 2004 revenues. Annual consolidated operating revenues were $75.1 billion in 2005, up 5.4% compared to $71.3 billion in 2004.
Total operating expenses were $15.6 billion in the fourth quarter 2005 and $60.3 billion for the full year, up 4.8% and 3.7%, respectively, from the similar periods in 2004.
Wireline total operating revenues were $9.4 billion for the fourth quarter of 2005 and $37.6 billion for the year, down 1.8% and 1.1% from the similar periods in 2004. Wireline operating expenses were $8.3 billion for the fourth quarter and $32.8 billion for the year, up 2.7% and 1.4% from the similar periods in 2004. Wireless total operating revenues were $8.7 billion for the fourth quarter of 2005 and $32.3 billion for the year, up 18.3% and 16.8% from the similar periods in 2004. Wireless operating expenses were $6.4 billion for the fourth quarter and $25.0 billion for the year, up 8.0% and 14.2% from the similar periods in 2004. Information Services total operating revenues were $0.8 billion in the fourth quarter of 2005 and $3.5 billion for the year, down 3.4% and 2.7% from the similar periods in 2004. Information Services operating expenses were $0.5 billion for the fourth quarter and $1.8 billion for the year, down 10.5% and 8.0% from the similar periods in 2004. International total operating revenues were $0.6 billion for the fourth quarter of 2005 and $2.2 billion for the year, up 4.2% and 8.9% from the similar periods of 2004. International operating expenses were $0.4 billion for the fourth quarter and $1.7 billion for the year, upon 14.9% and 21.2% from the similar periods of 2004.

Cash Flows from Operations were $22.0 billion in 2005, compared with $21.8 billion in 2004. In 2005, net cash used in investing activities was $18.5 billion, including $15.3 billion in capital expenditures. Net cash used in financing activities was $5.0 billion. Our total debt decreased $0.3 billion compared with year-end 2004, to $39.0 billion at year-end 2005.
MCI Merger
On January 6, 2006, we announced that we closed the merger of one of our subsidiaries with MCI, Inc. The merger was announced on February 14, 2005, and received the required state, federal and international regulatory approvals by year-end 2005.
USE OF PROCEEDS
We will use the net proceeds from the sale of the notes to repay debt and for general corporate purposes. Our subsidiary that is the successor to MCI, Inc. expects to retire the following series of debt securities: $1,982,537,000 of its 5.908% Senior Notes Due 2007, $1,982,537,000 of its 6.688% Senior Notes Due 2009 and $1,699,496,000 of its 7.735% Senior Notes Due 2014. The proceeds from the sale of the notes may be used to retire a portion of these debt securities.
DESCRIPTION OF THE NOTES
Principal Amount, Maturity and Interest for Notes due 2011 and Notes due 2016
We are offering $500,000,000 of our 5.35% Notes due 2011 which will mature on February 15, 2011, and $1,250,000,000 of our 5.55% Notes due 2016 which will mature on February 15, 2016.
We will pay interest on the notes due 2011 at the rate of 5.35% per annum and interest on the notes due 2016 at the rate of 5.55% per annum on February 15 of each year to holders of record on the preceding February 1, and on August 15 of each year to holders of record on the preceding August 1. If interest or principal on the notes due 2011 or the notes due 2016 is payable on a Saturday, Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the notes due 2011 and the notes due 2016 is August 15, 2006. Interest on the notes due 2011 and the notes due 2016 will accrue from February 15, 2006, and will accrue on the basis of a 360-day year consisting of 12 months of 30 days.
Principal Amount, Maturity and Interest for Notes due 2035
We are offering $500,000,000 of our 5.85% Notes due 2035 which will mature on September 15, 2035.
The notes due 2035 described in this prospectus supplement constitute a further issuance of, and will be consolidated, fungible and form a single series with, our outstanding $1,000,000,000 of notes due 2035. The notes due 2035 were originally issued by Verizon Global Funding Corp. on September 13, 2005 and became obligations of and by us as a result of the merger of Verizon Global Funding Corp. into us on February 1, 2006. Following this offering, the total outstanding amount of the notes due 2035 will be $1,500,000,000.
We will pay interest on the notes due 2035 at the rate of 5.85% per annum on March 15 of each year to holders of record on the preceding March 1, and on September 15 of each year to holders of record on the preceding September 1. If interest or principal on the notes due 2035 is payable on a Saturday, Sunday or any other day when banks are not open for business in The City of New York, we will make payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment due on the notes due 2035 is March 15, 2006. Interest on the notes due 2035 will accrue from September 13, 2005 and will accrue on the basis of a 360-day year consisting of 12 months of 30 days.
Principal Amount, Maturity and Interest for Floating Rate Notes due 2007
We are offering $1,750,000,000 of our Floating Rate Notes due 2007 which will mature on August 15, 2007.
We will pay interest on the floating rate notes due 2007 at a rate per annum equal to three-month LIBOR plus 0.130%. We will pay interest on the floating rate notes due 2007 quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning May 15, 2006, each an interest payment date.

If any of the quarterly interest payment dates listed above falls on a day that is not a business day, we will postpone the interest payment date to the next succeeding business day unless that business day is in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding business day. Interest on the floating rate notes due 2007 will be computed on the basis of a 360-day year and the actual number of days elapsed.
Interest on the floating rate notes due 2007 will accrue from, and including, February 15, 2006, to, but excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the floating rate notes due 2007 by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from February 15, 2006, or from the last date we paid interest, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If the maturity date of the floating rate notes due 2007 falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment on the next succeeding business day. The interest payable by us on a floating rate note due 2007 on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the floating rate note due 2007 is registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, interest that we pay on the maturity date will be payable to the person to whom the principal will be payable.
When we use the term “business day” we mean any day except a Saturday, a Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close; provided that the day is also a London business day. “London business day” means any day on which dealings in United States dollars are transacted in the London interbank market.
The interest rate on the floating rate notes due 2007 will be calculated by the calculation agent appointed by us and will be equal to LIBOR plus 0.130%, except that the interest rate in effect for the period from February 15, 2006 to and including May 15, 2006, the initial reset date, will be established by us as the rate for deposits in United States dollars having a maturity of three months commencing February 15, 2006 that appears on Telerate Page 3750 as of 11:00 a.m., London Time, on February 13, 2006, plus 0.130%. The calculation agent will reset the interest rate on each interest payment date, each of which we will refer to as an “interest reset date.” The second business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including February 15, 2006 to the initial interest reset date will be the initial interest rate.
“LIBOR” will be determined by the calculation agent in accordance with the following provisions:
(1) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.
(2) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.
“Telerate Page 3750” means the display designated as “Page 3750” on Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.
Form
The notes will only be issued in book-entry form, which means that the notes will be represented by four or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, commonly known as DTC, or its nominee. You may hold interests in the notes directly through DTC, Clearstream Banking, société anonyme, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear, if you are a participant in any of these clearing systems, or indirectly through organizations which are participants in those systems. Links have been established among DTC, Clearstream and Euroclear to facilitate the issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries. Beneficial interests in the notes due 2011, the notes due 2016 and the floating rate notes due 2007 may be held in denominations of $5,000 and integral multiples of $1,000 in excess of $5,000. Notes of these series in book-entry form that can be exchanged for definitive notes of the applicable series under the circumstances described in the accompanying prospectus under the caption “CLEARING AND SETTLEMENT” will be exchanged only for definitive notes of the applicable series issued in denominations of $5,000 and multiples of $1,000 in excess of $5,000. Beneficial interests in the notes due 2035 may be held in integral multiples of $1,000 and, if exchanged for definitive notes under the circumstances described under the caption “CLEARING AND SETTLEMENT,” will be exchanged for definitive notes due 2035 issued in integral multiples of $1,000.
Redemption of Notes due 2011, Notes due 2016 and Notes due 2035
We have the option to redeem any of the notes due 2011, the notes due 2016 or the notes due 2035 on not less than 30 nor more than 60 days’ notice, in whole or from time to time in part, at a redemption price equal to the greater of:
(1) 100% of the principal amount of the notes being redeemed, or
(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes, as the case may be, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points for the notes due 2011, the Treasury Rate plus 25 basis points for the notes due 2016 and the Treasury Rate plus 30 basis points for the notes due 2035, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.
The “Treasury Rate” will be determined on the third business day preceding the redemption date and means, with respect to any redemption date:
(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the Federal Reserve System designated as “Statistical Release H.15(519)” or any successor publication which is published weekly by the Board of

Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month), or
(2) if that release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term, referred to as the Remaining Life, of the notes due 2011, the notes due 2016 or the notes due 2035, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes due 2011, the notes due 2016 or notes due 2035, as the case may be.
“Independent Investment Banker” means an independent investment banking or commercial banking institution of national standing appointed by us.
“Comparable Treasury Price” means (1) the average of three Reference Treasury Dealer Quotations for that redemption date, or (2) if the Independent Investment Banker is unable to obtain three Reference Treasury Dealer Quotations, the average of all quotations obtained.
“Reference Treasury Dealer” means (1) any independent investment banking or commercial banking institution of national standing and their respective successors appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York, referred to as a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker and approved in writing by us.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding the redemption date.
Redemption of Floating Rate Notes due 2007
We have the option to redeem any of the floating rate notes due 2007 at any time on or after August 15, 2006 following not less than 30 nor more than 60 days’ notice, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the floating rate notes due 2007 being redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.
Additional Information
See “DESCRIPTION OF THE DEBT SECURITIES” in the accompanying prospectus for additional important information about the notes. That information includes:

•	additional information about the terms of the notes;

•	general information about the indenture and the trustee;

•	a description of certain restrictions; and

•	a description of events of default under the indenture.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the notes under current law (which is subject to change, possibly on a retroactive basis). The summary applies only to holders who are beneficial owners of the notes who purchase the notes in the original offering at the initial offering prices indicated in this prospectus supplement and own the notes as capital assets. The summary does not purport to be a complete analysis of all the potential U.S. federal income tax consequences relating to the purchase, ownership and disposition of the notes and does not address the U.S. federal income tax consequences to holders that are subject to special treatment, including:

•	dealers in securities or currencies;

•	insurance companies;

•	financial institutions or “financial services institutions;”

•	thrifts;

•	tax-exempt entities;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers;

•	persons who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons subject to alternative minimum tax;

•	U.S. Holders (as defined below) that have a “functional currency” other than the United States dollar;

•	certain expatriates or former long-term residents of the United States; or

•	partnerships or pass-through entities or investors in partnerships or pass-through entities that hold the notes.
This summary does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.
For purposes of the following discussion, “U.S. Holder” means a beneficial owner of the notes who is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust otherwise has a valid election in effect to be treated as a U.S. person.
For purposes of the following discussion, “Non-U.S. Holder” means any beneficial owner of the notes that is not a U.S. Holder.
Circular 230 Disclosure
TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
U.S. Holders
Taxation of Interest. We intend to treat the floating rate notes due 2007 as variable rate debt instruments under the Treasury Regulations applicable to original issue discount, and the interest payable on the floating rate notes due 2007 as “qualified stated interest.” Accordingly, interest payable on the notes generally will be included in the U.S. Holder’s gross income as ordinary income in accordance with the holder’s regular method of tax accounting.
Sale, Exchange, Redemption or Other Taxable Disposition. Upon a sale, exchange or other taxable disposition of the notes, the U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized and the holder’s adjusted tax basis in the notes. The amount of any proceeds attributable to accrued but unpaid interest will not be taken into account in computing the holder’s gain or loss. Instead, that portion will be recognized as ordinary income to the extent that the holder has not previously included the accrued interest in income.
Gain or loss recognized generally will be treated as a capital gain or loss and generally will be treated as a long-term capital gain or loss if, at the time of the sale or exchange, the holder has held the notes for more than one year. Non-corporate taxpayers are subject to a reduced tax rate on their long-term capital gains. All taxpayers are subject to certain limitations on the deductibility of their capital losses.
Non-U.S. Holders
U.S. Federal Withholding Tax. U.S. federal withholding tax will not apply to any payment made to a Non-U.S. Holder of principal or interest on the notes, provided that:

•	the holder does not own 10% or more of the total combined voting power of all classes of our voting stock for U.S. federal income tax purposes;

•	the holder is not a controlled foreign corporation that is related to us through stock ownership; and

•	the holder (a) provides a properly executed Internal Revenue Service, referred to as the IRS, Form W-8BEN (or a suitable substitute form), and certifies, under penalties of perjury, that it is not a U.S. person or (b) holds the notes through a qualified intermediary or withholding foreign partnership that has entered into a withholding agreement with the IRS or through a clearing organization or other financial institution and, in each case, certain certification requirements are satisfied.
Interest payments that are effectively connected with the conduct of a trade or business by a Non-U.S. Holder within the United States are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax, as described below.
If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax subject to reduction under any applicable tax treaty.
United States Federal Income Tax. If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, the holder will be subject to U.S. federal income tax (but not withholding tax) on that interest on a net income basis in the same manner as if it were a U.S. person. In addition, in certain circumstances, if the Non-U.S. Holder is a foreign corporation, it may be subject to a 30% (or, if a tax treaty applies, a lower rate as provided) branch profits tax.
Any gain or income realized by a Non-U.S. Holder on the disposition of the notes will generally not be subject to U.S. federal income tax unless:

•	the gain or income is effectively connected with its conduct of a trade or business in the United States; or

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.
Information Reporting and Backup Withholding
Information reporting to the IRS may be required with respect to payments of principal or interest on the notes and payments of proceeds of the disposition of the notes to holders other than corporations and other exempt recipients. A “backup” withholding tax may apply to those payments that are subject to information reporting if the holder fails to provide certain required documentation to the payor. Non-U.S. Holders may be required to comply with certification procedures to establish that they are not U.S. Holders in order to avoid information reporting and backup withholding. Holders should consult their tax advisors about the procedures for obtaining an exemption from backup withholding. Amounts withheld under the backup withholding rules will be refunded or allowed as a credit against a holder’s U.S. federal income tax liabilities if the required information is furnished to the IRS.

UNDERWRITING
Morgan Stanley & Co. Incorporated is acting as joint book-running manager of the offering of all four series of the notes. In addition, Banc of America Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers for the notes due 2011, the notes due 2016 and the notes due 2035 and HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers for the floating rate notes due 2007.
Subject to the terms and conditions stated in the purchase agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes due 2011, notes due 2016, notes due 2035 and floating rate notes due 2007 set forth opposite the underwriter’s name:

				Principal
	Principal	Principal	Principal	Amount of
	Amount of	Amount of	Amount of	Floating Rate
	Notes due	Notes due	Notes due	Notes due
Underwriters	2011	2016	2035	2007

Morgan Stanley & Co. Incorporated	$110,000,000	$275,000,000	$110,000,000	$428,750,000
HSBC Securities (USA) Inc.	20,625,000	51,562,500	21,250,000	437,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	20,625,000	51,562,500	21,250,000	437,500,000
Banc of America Securities LLC	110,000,000	275,000,000	110,000,000	35,000,000
Goldman, Sachs & Co.	110,000,000	275,000,000	110,000,000	35,000,000
Lehman Brothers Inc.	16,250,000	40,625,000	18,750,000	43,750,000
Mitsubishi UFJ Securities International plc	16,250,000	40,625,000	18,750,000	43,750,000
Wachovia Capital Markets, LLC	16,250,000	40,625,000	18,750,000	43,750,000
Credit Suisse Securities (USA) LLC	16,250,000	40,625,000	18,750,000	43,750,000
UBS Securities LLC	16,250,000	40,625,000	0	43,750,000
RBC Dain Rauscher Inc.	16,250,000	40,625,000	18,750,000	43,750,000
Greenwich Capital Markets, Inc.	16,250,000	40,625,000	18,750,000	43,750,000
The Williams Group, L.P.	5,000,000	12,500,000	5,000,000	35,000,000
Blaylock & Company Inc.	5,000,000	12,500,000	5,000,000	0
Samuel A. Ramirez & Company, Inc.	5,000,000	12,500,000	5,000,000	35,000,000

Total	$500,000,000	$1,250,000,000	$500,000,000	$1,750,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.
The underwriters propose to offer some of the notes due 2011, the notes due 2016, the notes due 2035 and the floating rate notes due 2007 directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering prices less a concession not to exceed 0.175% of the principal amount of the notes due 2011, 0.225% of the principal amount of the notes due 2016, 0.4375% of the principal amount of the notes due 2035 and 0.075% of the principal amount of the floating rate notes due 2007. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.0875% of the principal amount of the notes due 2011, 0.1125% of the principal amount of the notes due 2016, 0.21875% of the principal amount of the notes due 2035 and 0.0375% of the principal amount of the floating rate notes due 2007 on sales to other dealers. After the initial offering of the notes to the public, the joint book-running managers may change the public offering prices and concessions.
The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes due 2011, the notes due 2016, the notes due 2035 and the floating rate notes due 2007).

Paid by Verizon
Communications

notes due 2011	.350%
notes due 2016	.450%
notes due 2035	.875%
floating rate notes due 2007	.150%
The underwriters have agreed to reimburse $625,000 of our expenses in connection with this offering.
The notes due 2011, the notes due 2016 and the floating rate notes due 2007 are a new issue of securities with no established trading market. The notes due 2035 constitute a further issuance of, and will be consolidated, fungible and form a single series with, our outstanding $1,000,000,000 of 5.85% notes due 2035. The underwriters have advised us that they intend to make a market in the notes of each series but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that the trading market for the notes will be liquid.
In connection with this offering, the joint book-running managers, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transac-

tions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchase of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
The joint book-running managers, on behalf of the underwriters, also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the joint book-running managers, in covering syndicate short positions or making stabilizing purchasers, repurchases notes originally sold by that syndicate member.
Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than euro 43,000,000 and (iii) an annual net turnover of more than euro 50,000,000, as shown in its last annual or consolidated accounts;

•	to investors with the minimum total consideration per investor of euro 50,000; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
Each underwriter has represented and agreed that:

•	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act (the “FSMA”) by the issuer;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We estimate that our total expenses for this offering will be approximately $990,000.
Certain of the underwriters have performed investment banking or advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, certain underwriters or their affiliates may provide credit to us as lenders.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.
Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

PROSPECTUS
$8,500,000,000
Common Stock
Preferred Stock
Debt Securities
Verizon Communications Inc.

                Verizon Communications Inc. intends to offer at one or more times common stock, preferred stock and debt securities, with a total offering price not to exceed $8,500,000,000. To the extent provided in the applicable prospectus supplement, the preferred stock and the debt securities may be convertible into, or exchangeable for, shares of any class or classes of stock, or securities or property, of Verizon Communications Inc. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.
      The common stock of Verizon Communications Inc. is listed on the New York, Philadelphia, Boston, Chicago and Pacific Stock Exchanges under the symbol “VZ.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
February 9, 2006

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the common stock, preferred stock or debt securities described in this prospectus in one or more offerings with a total offering price not to exceed $8,500,000,000. This prospectus provides you with a general description of the securities. Each time we sell securities, we will provide a prospectus supplement and, in some cases, a pricing supplement, that will contain specific information about the terms of that offering. The prospectus supplement or pricing supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of the date of this prospectus. Please carefully read both this prospectus, any prospectus supplement and any pricing supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.” Unless otherwise specified in this prospectus, the terms “we,” “us”, “our” and “Verizon Communications” refer to Verizon Communications Inc.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.
The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed with the SEC and the future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) until we or any underwriters sell all of the securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and

•	our Current Reports on Form 8-K filed January 12, 2005, January 21, 2005, January 28, 2005, February 17, 2005, February 22, 2005, March 2, 2005, March 4, 2005, March 7, 2005, March 9, 2005, March 24, 2005, March 29, 2005, April 1, 2005, April 4, 2005, April 11, 2005, April 28, 2005, May 2, 2005, August 18, 2005, September 2, 2005, September 12, 2005, September 28, 2005, October 6, 2005, October 21, 2005, October 27, 2005 (excluding information furnished pursuant to Item 2.02 and Exhibit 99 thereto), November 21, 2005, December 2, 2005, December 5, 2005, December 6, 2005, December 16, 2005, December 21, 2005, January 6, 2006, January 9, 2006, January 12, 2006, January 17, 2006, January 20, 2006, January 24, 2006, January 27, 2006, February 2, 2006 (excluding information furnished pursuant to Item 7.01) and February 9, 2006.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Investor Relations Verizon Communications Inc. One Verizon Way Basking Ridge, NJ 07920 Telephone: (212) 395-1525

You should rely only on the information incorporated by reference or provided in this prospectus, any supplement or any pricing supplement. We have not authorized anyone else to provide you with different information.
VERIZON COMMUNICATIONS
We are a Dow 30 company, and a leader in delivering broadband and other communication innovations to wireline and wireless customers. We operate America’s most reliable wireless network, serving 51.3 million customers nationwide; one of the most expansive wholly-owned global IP networks; and one of the nation’s premier wireline networks, serving home, business and wholesale customers. Based in New York, we have a diverse workforce of approximately 250,000 and generate annual consolidated operating revenues of approximately $90 billion.
Our principal executive offices are located at 140 West Street, New York, New York 10007, and our telephone number is (212) 395-2121.
RATIOS OF EARNINGS TO FIXED CHARGES
The following table shows our ratios of earnings to fixed charges for the periods indicated:

Nine Months Ended September 30,	Year Ended December 31,

2005	2004	2003	2002	2001	2000

5.71	4.62	2.51	3.42	1.64	4.58
For these ratios, “earnings” have been calculated by adding fixed charges to income before provision for income taxes, discontinued operations, extraordinary items and cumulative effect of accounting change, and before minority interests and income (loss) of equity investees. “Fixed charges” include interest expense, preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and the portion of rent expense representing interest.
Since we had no preferred stock outstanding during any of the periods presented, the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred dividends are the same.
USE OF PROCEEDS
Unless otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for repaying debt, making capital investments, funding working capital requirements or other general corporate purposes.
DESCRIPTION OF CAPITAL STOCK
Authorized Capital Stock
Our certificate of incorporation provides authority to issue up to 4,500,000,000 shares of stock of all classes, of which 4,250,000,000 are shares of common stock, $0.10 par value per share, and 250,000,000 are shares of preferred stock, $0.10 par value per share.
Common Stock
Subject to any preferential rights of the preferred stock, holders of shares of our common stock are entitled to receive dividends on that stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors and to share ratably in assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding-up. We may not pay any dividend or make any distribution of assets on shares of common stock until cumulative dividends on shares of preferred stock then outstanding, if any, having dividend or distribution rights senior to the common stock have been paid.
Holders of common stock are entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors. In addition, the holders of common stock possess all voting power except as otherwise required by law or except as provided for by any series of preferred stock. Our certificate of incorporation does not provide for cumulative voting for the election of directors.
Preferred Stock
Our board of directors is authorized at any time to provide for the issuance of all or any shares of its preferred stock in one or more classes or series, and to fix for each class or series voting powers, full or limited, or no voting powers, and distinctive designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of the preferred stock and to the fullest extent as may be permitted by Delaware law. This authority includes, but is not limited to, the authority to provide that any class or series be:

•	subject to redemption at a specified time or times and at a specified price or prices;

•	entitled to receive dividends (which may be cumulative or non-cumulative) at rates, on conditions, and at times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

•	entitled to rights upon the dissolution of, or upon any distribution of our assets; or

•	convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property, at a specified price or prices or at specified rates of exchange and with any adjustments.
As of the date of this prospectus, no shares of preferred stock are outstanding.
Preemptive Rights
No holder of any shares of any class of our stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.
Transfer Agent and Registrar
The principal transfer agent and registrar for our common stock is Computershare Investor Services.
DESCRIPTION OF THE DEBT SECURITIES
General
We will issue debt securities under an indenture between us, as successor in interest to Verizon Global Funding Corp., and Wachovia Bank, National Association, formerly known as First Union National Bank, as trustee, dated as of December 1, 2000, as amended. To the extent provided in the applicable prospectus supplement, the debt securities may be convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property.
We have summarized material provisions of the indenture and the debt securities below. This summary does not describe all exceptions and qualifications contained in the indenture or the debt securities. In the summary below, we have included references to article and section numbers of the indenture so that you can easily locate these provisions.
The debt securities will be unsecured and will rank equally with all of our senior unsecured debt. The indenture does not limit the amount of debt securities that may be issued and each series of debt securities may differ as to its terms.
A supplement to the indenture, board resolution or officers’ certificate will designate the specific terms relating to any new series of debt securities. (SECTION 301) These terms will be described in a prospectus supplement and, in some cases, a pricing supplement, and will include the following:

•	title of the series;

•	total principal amount of the series;

•	maturity date or dates;

•	interest rate and interest payment dates;

•	any redemption dates, prices, obligations and restrictions;

•	any provisions permitting the debt securities to be convertible into, or exchangeable for, shares of any class or classes of our stock, or our other securities or property, at a specified price or prices or at specified rates of exchange and with any adjustments; and

•	any other terms of the series.
Form and Exchange
The debt securities will normally be denominated in U.S. dollars, in which case we will pay principal, interest and any premium in U.S. dollars. We may, however, denominate any series of debt securities in another currency or composite currency. In those cases, payment of principal, interest and any premium would be in that currency or composite currency and not U.S. dollars.
Book-Entry Only Form
The debt securities will normally be issued in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, which we refer to as “DTC,” or its nominee. We will refer to this form here and in the prospectus supplement as “book-entry only.”
In the event that debt securities are issued in book-entry only form, DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.
In the case of book-entry only we will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, neither we nor the trustee will have any direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.
Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. Debt securities represented by a global security would be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depository;

•	DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days; or

•	We instruct the trustee that the global security is exchangeable for debt securities certificates.
Certificated Form
Alternatively, we may issue the debt securities in certificated form registered in the name of the debt security holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be exchangeable without charge except for reimbursement of taxes, if any. We will refer to this form in the prospectus supplement as “certificated.”
Redemption Provisions, Sinking Fund and Defeasance
We may redeem some or all of the debt securities at our option subject to the conditions stated in the prospectus supplement relating to that series of debt securities. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms. (ARTICLES ELEVEN and TWELVE)
The indenture permits us to discharge or defease certain of our obligations on any series of debt securities at any time. We may defease by depositing with the trustee sufficient cash or government securities to pay all sums due on that series of debt securities. (ARTICLE FOUR)
Liens on Assets
The debt securities will not be secured. However, if at any time we incur other debt or obligations secured by a mortgage or pledge on any of our property, the indenture requires us to secure the debt securities equally with our other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

•	purchase-money mortgages or liens;

•	liens on any property or asset that existed at the time when we acquired that property or asset;

•	any deposit or pledge to secure public or statutory obligations;

•	any deposit or pledge with any governmental agency required to qualify us to conduct any part of our business, to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security;

•	any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it; or

•	any mortgage, pledge or lien on any property or asset of any of our affiliates, even if the affiliate acquired that property or asset from us. (SECTION 1004)
We may issue or assume an unlimited amount of debt under the indenture. As a result, the indenture does not prevent us from significantly increasing our unsecured debt levels, which may negatively affect the resale of the debt securities. (SECTION 301)
Changes to the Indenture
The indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, we may not change your principal or interest payment terms or the percentage required to change other terms of the indenture, without your consent, as well as the consent of others similarly affected. (SECTION 902)
We may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities without the consent of any holder of debt securities. (SECTION 901)
Consolidation, Merger or Sale
The indenture provides that we may not merge with another company or sell, transfer or lease all or substantially all of our property to another company unless:

•	the successor corporation expressly assumes:

•	payment of principal, interest and any premium on the debt securities; and

•	performance and observance of all covenants, and conditions in the indenture;

•	after giving effect to the transaction, there is no default under the indenture; or

•	if as a result of the transaction, our property would become subject to a lien that would not be permitted by the asset lien restriction, we secure the debt securities equally and ratably with, or prior to, all indebtedness secured by that lien. (ARTICLE EIGHT)
Events of Default
An event of default means, for any series of debt securities, any of the following:

•	failure to pay interest on that series of debt securities for 90 days after payment is due;

•	failure to pay principal or any premium on that series of debt securities when due;

•	failure to perform any other covenant relating to that series of debt securities for 90 days after notice to us; and

•	certain events of bankruptcy, insolvency and reorganization.
An event of default for a particular series of debt securities does not necessarily impact any other series of debt securities issued under the indenture. (SECTION 501)
If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the debt securities of that series can rescind the declaration if there has been deposited with the trustee a sum sufficient to pay all matured installments of interest, principal and any premium. (SECTION 502)
The holders of more than 50% of the principal amount of any series of the debt securities, may, on behalf of the holders of all of the debt securities of that series, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. (SECTION 512) We are required to file an annual certificate with the trustee stating whether we are in compliance with all of the conditions and covenants under the indenture. (SECTION 704)
Concerning the Trustee
Within 90 days after a default occurs, the trustee must notify the holders of the debt securities of the series of all defaults known to the trustee if we have not remedied them (default is defined for this purpose to include the events of default specified above absent any grace periods or notice). If a default described in the third bullet point under “Events of Default” occurs, the trustee will not give notice to the holders of the series until at least 60 days after the occurrence of that default. The trustee may withhold notice to the holders of the debt securities of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders. (SECTION 602)

Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 601) The trustee is not required to take any action permitted by the indenture at the request of holders of the debt securities, unless those holders protect the trustee against costs, expense and liabilities. (SECTION 603) The trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially. (SECTION 601)
Wachovia Bank, National Association, the trustee, and its affiliates have commercial banking relationships with us and some of our affiliates and serves as trustee or paying agent under indentures relating to debt securities issued by us and some of our affiliates.
CLEARING AND SETTLEMENT
The following discussion pertains to debt securities that are issued in book-entry only form.
The Clearing Systems
In the event that the debt securities are issued in book-entry only form, the debt securities may be settled through DTC. In the event that the prospectus supplement to this prospectus so provides, debt securities in book-entry only form may also be settled through accounts maintained at Clearstream Banking, société anonyme, Luxembourg, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear. In this case, links will be established among DTC, Clearstream and Euroclear to facilitate the issuance of the debt securities and cross-market transfers of the debt securities associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries.
The clearing systems have advised us as follows:
DTC
DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, known as DTC participants, deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for DTC participants’ accounts. This eliminates the need to exchange certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.
DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a DTC participant. The rules that apply to DTC and its participants are on file with the SEC.
DTC is owned by a number of its DTC participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.
Upon receipt of any payment of principal or interest, DTC will credit DTC participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to DTC participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by DTC participants to owners of beneficial interests in the global securities, and voting by DTC participants, will be governed by the customary practices between the DTC participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in street name. However, these payments will be the responsibility of the DTC participants and not of DTC, the trustee, or Verizon Communications.
Clearstream
Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, known as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.
Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.
Euroclear
Euroclear was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./ N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters.
Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.
Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.
Global Clearance and Settlement Procedures
Initial settlement for the debt securities will be made in same-day funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in same-day funds using DTC’s Same-Day Funds Settlement System. In the event that the prospectus supplement to this prospectus provides that the debt securities may also be settled through Clearstream and Euroclear, secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.
Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the European international clear-

ing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositary.
Because of time-zone differences, credits of debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the debt securities settled during this processing will be reported to the Clearstream or Euroclear participants on the same business day. Cash received in Clearstream or Euroclear as a result of sales of the debt securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
Although DTC, Clearstream and Euroclear are expected to follow these procedures in order to facilitate transfers of the debt securities among participants of DTC, Clearstream and Euroclear, they will be under no obligation to perform or continue to perform these procedures and these procedures may be changed or discontinued at any time.
EXPERTS
The consolidated financial statements of Verizon Communications incorporated by reference in Verizon Communications’ Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), and Verizon Communications management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
William P. Barr, Executive Vice President and General Counsel of Verizon Communications, will issue an opinion about the validity of the common stock, the preferred stock and the debt securities. As of December 31, 2005, Mr. Barr beneficially owned approximately 13,447 shares of Verizon Communications common stock and had options to purchase an aggregate of 1,435,700 shares of Verizon Communications common stock within the next 60 days.
Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the agents or underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents Verizon Communications and its affiliates in connection with matters unrelated to the offering of the securities.
PLAN OF DISTRIBUTION
We may sell any of the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.
The prospectus supplement or pricing supplement will include:

•	the initial public offering price;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts or agency fees and other underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any option by the underwriters to purchase additional securities.
If underwriters are used in the sale, they will buy the securities for their own account. The underwrit-

ers may then resell the securities in one or more transactions, at any time or times, at a fixed public offering price or at varying prices.
This prospectus should not be considered an offer of the securities in states where prohibited by law.
If there is a default by one or more of the underwriters affecting 10% or less of the total number of shares of capital stock or principal amount of debt securities offered, the non-defaulting underwriters must purchase the securities agreed to be purchased by the defaulting underwriters. If the default affects more than 10% of the total number of shares of capital stock or principal amount of the debt securities, we may, at our opinion, sell less than all the securities offered.
Underwriters and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commission that we pay them and any profit that they receive from the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.
Underwriters and agents may be customers of us or our affiliates, may engage in transactions with us or our affiliates or perform services for us or our affiliates in the ordinary course of business.

$4,000,000,000
Verizon Communications Inc.
$500,000,000 5.35% Notes due 2011
$1,250,000,000 5.55% Notes due 2016
$500,000,000 5.85% Notes due 2035
$1,750,000,000 Floating Rate Notes due 2007

PROSPECTUS SUPPLEMENT
February 9, 2006

Joint Book-Running Managers
for Notes due 2011, Notes due 2016 and Notes due 2035
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Goldman, Sachs & Co.
Joint Book-Running Managers
for Floating Rate Notes due 2007
Morgan Stanley & Co. Incorporated
HSBC Securities (USA) Inc.
Merrill Lynch & Co.
Senior Co-Managers
Lehman Brothers
Mitsubishi Securities
Wachovia Capital Markets, LLC
Credit Suisse
UBS Investment Bank
RBC Dain Rauscher Inc.
RBS Greenwich Capital
Co-Managers
The Williams Group, L.P.
Blaylock & Company Inc.
Ramirez & Company, Inc.